SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 RYANAIR & BOOKING HOLDINGS SIGN PARTNERSHIP AGREEMENT

Ryanair, Europe's No.1 airline, today (Tues, 26 Aug) announced a landmark partnership agreement with Booking Holdings, which includes global travel brands Booking.com, KAYAK, Priceline, and Agoda.

This partnership means that customers booking with Booking Holdings' brands will now have access to Ryanair flights across the airline's network of 235+ destinations, with full price transparency of Ryanair products. This deal will also ensure that customers who book Ryanair flights through Booking.com, KAYAK, Priceline and Agoda will have access to their myRyanair account without needing to complete Ryanair's customer verification, which ensures they will receive essential flight updates directly.

This is great news for travellers across Europe as Booking Holdings joins Ryanair's extensive list of "Approved OTA" partners, including loveholidays, lastminute, Travelfusion, Paxport, Kiwi, On the Beach, TUI, El Corte Ingles, and Expedia, as the airline continues to demonstrate how OTAs and Ryanair can work together to protect customers and offer them more choice at lower fares.

Ryanair CMO, Dara Brady said:
"This new partnership with Booking Holdings is welcome news for all customers who book or compare prices through Booking.com, KAYAK, Priceline, and Agoda, where they will be assured of full price transparency and receive all essential travel updates from Ryanair directly to their phone. This partnership shows how "Approved OTAs" and Ryanair can work together to protect and benefit consumers, giving them more choice at lower fares."

Booking Holdings SVP Corporate Development, Todd Henrich said:
"We are pleased to partner with Ryanair to continue giving travellers greater choice and value when booking their journeys across our platforms. In bringing together access to Ryanair's low-fare flights and network of more than 235 destinations with the innovative, intuitive technology, ease and flexibility offered by our brands, this partnership builds on our commitment to provide a trusted, seamless booking experience to customers all over the world."

ENDS
For further info,
please contact:
Ryanair Press Office
T: +353-1-9451799
E: press@ryanair.com

Booking Holdings Press Office
E: communications@bookingholdings.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 August, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary